

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2014

Via E-mail
Peder Møller Andersen
Chief Executive Officer
Forward Pharma A/S
Østergade 24A, 1
1100 Copenhagen K, Denmark

**Re: Forward Pharma A/S**
**Draft Registration Statement on Form F-1**
**Submitted April 9, 2014**
**CIK No. 0001604924**

Dear Dr. Andersen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please be advised that the Office of International Corporate Finance is performing a concurrent review of your registration statement. We will issue comments resulting from that review, if any, once it is complete.

Prospectus Summary
Our company, page 1

3.  Please explain what matrix technology is and distinguish it from delayed release technology.

4.  Please define the term "up-titration schedules."

5.  Where you summarize your intellectual property portfolio, please explain the following:

    - What opposition proceedings mean;

    - What it means for a patent to be found "allowable;" and

    - What an interference proceeding is;

6.  Please explain the key secondary endpoint of sustained accumulation of disability and how it will be measured in your Phase 3 trial of FP187.

7.  Please explain what being designated as the "so-called senior party" means in the course of obtaining patent protection for the method of treating MS using about a 480 mg daily dose of DMF.

Mode of action, page 4

8.  Please define the side effect of flushing relating to sudden plasma peaks of MMF.

Formulation and clinical profile of FP187, page 5

9.  Please briefly discuss DMF's side effects.  In addition, please identify any serious adverse events that have occurred in prior clinical trials for DMF have been determined to be attributable to administration of DMF.

Risks associated with our business, page 5

10. Please include a bullet point that references the risk you face resulting from the occurrence of serious adverse events in clinical trials.  Please also include a brief summary of such events, the frequency with which they occurred in prior trials and whether they were determined to be related to administration of FP187.

11. In your seventh bullet point, please note that your independent registered public accounting firm has included a going concern paragraph in its report to you.

12. In your ninth bullet point, you state that your accumulated deficit as of the end of 2013 is $53.1 million and elsewhere in your disclosure you cite a deficit of $51.9 million. Please resolve this discrepancy.

Risk Factors
Risks Related to Intellectual Property
"Biogen may initiate legal proceedings alleging that we are infringing its intellectual property…," page 13

13. We note your reference in this risk factor to various patent numbers representing patents held by Biogen which could impact your commercial efforts with respect to FP187. Please include a brief description of the intellectual property underlying Biogen's patents.

Risks Related to Our Business and Industry
"Changes in patent laws or patent jurisprudence could diminish the value of patents in general . . .," page 16

14. Please briefly describe the ways in which the U.S. patent system has been changed by the America Invents Act and provide examples of U.S. Supreme Court decisions that have narrowed the scope of patent protection or weakened the rights of patent owners.

"The FDA and/or the EMA/ EC may determine that our proposed single Phase 3 trial for the use of FP187 for the treatment of RRMS…," page 18

15. We note your disclosure that you will likely be required to demonstrate "robust statistical significance of the superiority of FP187 to the active comparator drug" in your impending Phase 3 trials for FP187. Please clarify the type of response that would signify "robust statistical significance" and how it differs from typical measures of statistical significance.

"If serious adverse, undesirable or unacceptable side effects are identified during the development and commercialization of FP187 . . .," page 19

16. Please identify here and on page 64 of your Business discussion the seven serious adverse events that we reported in your Phase 2 trials and the two which were considered possibly related to the study. Please also highlight the frequency with which these events occurred among the participants in your clinical trials.

"We may become exposed to costly and damaging liability claims…," page 20

17. Please identify the amount of product liability coverage you currently maintain.

Use of Proceeds, page 40

18. Please separate the amount of net proceeds you intend to allocate to executing your pre-clinical program from the remainder to be to be used for working capital and general corporate purposes.  Please also include this information in your discussion of the use of proceeds in the prospectus summary.

19. Please revise your disclosure to indicate how far in the clinical development process for FP187 for the treatment of RRMS and psoriasis, respectively, you anticipate that the proceeds of the offering will allow you to progress.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Costs, page 47

20. You state on page 49 that the increase in research and development costs related to the re-initiation in 2013 of a number of development activities within both pharmaceutical and clinical development.  Please revise your disclosure to disclose the costs incurred during each period presented and to date for each of your research and development projects.  If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project and provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of your projects.

Results of Operations
Comparison of the years ended December 31, 2013 and 2012
Finance costs for the years ended December 31, 2013 and 2012, page 50

21. You disclose that finance costs associated with the shareholder warrants are calculated by multiplying the number of shares underlying the outstanding shareholder warrants by the fair value of such shares, and subtracting the applicable exercise price.  Please explain to us how this methodology represents the determination of fair value as it appears to be an intrinsic value and revise your disclosures accordingly.

Critical Accounting Policies
Valuation of Shares, page 53

22. Regarding your use of a discounted cash flow model, please tell us the facts and circumstances under each probability scenario that explains why the probabilities used are reasonable.

23. Please tell us your basis that supports using the current value method to determine your value per share at January 19, 2013 and December 31, 2013.  It appears that this method is only appropriate when a liquidity event in the form of an acquisition or dissolution of the enterprise is imminent or when an enterprise is at an early stage of its development.

24. Please tell us your basis to support the 12% and 10.9% discount rate and the 25% marketability discount used in your valuations.

25. Please revise your disclosure to highlight that:

- Your estimates of the fair value of your ordinary shares are highly complex and subjective; and
- You will no longer be required to estimate the fair value of your ordinary shares underlying new equity awards once those shares begin trading.

26. Please confirm that no additional equity issuances were made subsequent to the latest balance sheet date or provide additional disclosure in that regard. We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

Business
Mode of Action of DMF and our Proprietary Formulation, page 60
Clinical Development Summary, page 61

27. In your discussion of the efficacy of your Phase 2 clinical trials for FP187 please state the p-value that represented statistical significance for each dose group.

28. Please identify the locations in which your early clinical trials for FP187 in RRMS occurred.

29. Where you discuss your planned Phase 3 clinical trial for psoriasis to be conducted in the United States, please indicate whether you have filed, and if not when you intend to file, an Investigational New Drug Application for FP187 for that indication.

30. Please revise your disclosure to identify the number of individuals afflicted with RRMS worldwide representing your potential patient population for FP187.

Manufacturing, page 68
Material Agreements
Aditech agreements, page 69

31. With respect to your patent license agreement with Aditech Pharma AB, please provide the following information:

- Whether the license is exclusive;

- The duration of your agreement; and

- The circumstances in which your agreement can be terminated.

Principal Shareholders, page 88

32. In a footnote, please identify the individual(s) who has voting and/or investment power over the shares held by BML Healthcare I, LP.

Financial Statements
Note 1.1 Accounting Policies
First-time adoption of IFRS, page F-9

33. Please tell us why you do not provide the reconciliations required by paragraph 24 of IFRS 1 and reference for us the relevant authoritative literature you rely upon to support your position.  In your response, please tell us your consideration of IFRS 1 Implementation Guidance paragraph 27.  In addition, please tell us how your disclosure complies with paragraph 23 of IFRS 1 with regards to explaining how the transition from previous GAAP to IFRSs affected your reported financial position, financial performance and cash flows.

Note 2.5 Share-based payment, page F-18

34. Please reconcile your discussion related to warrants with the table presented after the discussion.  For instance, the discussion indicates that no warrants were cancelled in the year ended December 31, 2012 however the table indicates that 35,500 warrants expired in the year ended December 31, 2012.

Exhibits, page II-2

35. We note your disclosure that you are dependent on single contractual relationships with your suppliers of DMF and your DMF tablets and that you have not yet found alternatives or supplementary sources of production for these supplies.  As such, it appears that you may be substantially dependent on these agreements such that they should be filed as exhibits under Item 601(b)(10)(ii)(b) of Regulation S-K.  In the alternative, please provide an analysis as to why you are not required to file these agreements as exhibits.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters.  Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc:     Kristopher D. Brown
         Wayne J. Rapozo
         Dechert LLP
         1095 Avenue of the Americas
         New York, NY 10036